September 10, 2008

Jennifer Magro
Citigroup Abingdon Futures Fund L.P.
c/o Citigroup Managed Futures LLC (General Partner)
731 Lexington Avenue 25th Floor
New York, NY 10022

Re: Citigroup Abingdon Futures Fund L.P.
        Amendment No. 2 to Form 10
        Filed August 14, 2008
        File No. 000-53210

Dear Ms. Magro:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Interest Income, page 18

1.   We note your response to comment 12 from our letter dated June 2, 2008. Please revise your disclosure to state specifically that CGM is obligated to pay the agreed upon interest amount whether or not CGM actually earns that amount of interest on the deposit accounts.

Conflicts of Interests, page 27

2.   We note your response to comment 21 from our letter dated June 2, 2008. Please expand your risk factor narrative to explain the actual risks posed by the various conflicts mentioned. For example, but without limitation, you state that the General Partner has no incentive to replace CGM as commodity broker, which discloses the existence of the conflict but does not explain how the investor may be harmed by the conflict.

Financial Statements of Citigroup Abingdon Futures Fund LP

3.   We have considered your response to our prior comment 34 and the related changes to your financial statements. Please revise your interim financial statements to include unaudited interim financial statements for the period ended March 31, 2007. Additionally, please apply this comment to the interim financial statements of CMF Winton Master L.P.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding

Jennifer Magro
CitiGroup Managed Futures LLC
September 10, 2008
Page 3

       initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Howard Efron, Accountant at 202-551-3439 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at 202-551-3473 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lisa Eskenazi (*via fax*)